Invitel Holdings A/S Investor Presentation for the three and six months ended June 30, 2009 Martin Lea, Chief Executive Officer Rob Bowker, Chief Financial Officer August 6, 2009 Exhibit 99.1

This presentation of Invitel Holdings A/S (the "Company") contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These and
all forward-looking statements are only predictions or statements of current plans that are constantly under review by the Company. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Actual results could differ materially from those expressed in our forward-looking statements for a variety of reasons, including: fluctuation in foreign exchange rates and interest rates; changes in Hungarian and Central and Eastern European economic conditions and consumer and business spending; the rate of growth of the Internet; the amount that the Company invests in new business opportunities and the timing of those investments; the mix of services sold; competition;
management of growth and expansion; future integration of acquired businesses; the performance of our IT
Systems; technological changes; the Company's significant indebtedness; and government regulation. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission, which are available on the Company’s website, www.invitel.hu and on the SEC’s website, www.sec.gov. Accordingly, investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake to update such statements to reflect the impact of circumstances or events that arise after the date the statements are made. Investors should, however, consult any further disclosures the Company may make in its reports filed with the SEC.
Safe Harbor Statement

3 Martin Lea Chief Executive Officer

•
The reporting currency changed from U.S. dollars to euro. Following the reorganization in February 2009, Invitel Holdings, as a foreign registrant with the SEC, is permitted to report its results in euro. Reporting results in euro is more relevant given that the primary markets are in Europe and our debt is primarily euro denominated.
•
The Hungarian forint depreciated against the EUR by 14% during the six months ended June 30, 2009 compared to the average Hungarian forint/EUR exchange rates in the first six months of 2008.
•
Our pro-forma* consolidated revenue in EUR decreased by 15% for the six months ended June 30, 2009 compared to the prior year. In HUF terms, our pro-forma* consolidated revenue decreased by 2% for the six months ended June 30, 2009 compared to the prior year.
•
Our pro-forma* consolidated segment gross margin in EUR decreased by 11% for the six months ended June 30, 2009 compared to the prior year. In HUF terms, our pro-forma* consolidated segment gross margin increased by 2% for the six months ended June 30, 2009 compared to the prior year.
•
Our pro-forma* gross margin percentage was 75% and 71%, respectively, for the six months ended June 30, 2009 and
2008.
•
Our pro-forma Adjusted EBITDA** in EUR decreased by 9% to EUR 74.4 million for the six months ended June 30, 2009 compared to the prior year. In HUF terms, our pro-forma Adjusted EBITDA** grew by 4% to HUF 21.5 billion for the six months ended June 30, 2009 compared to the prior year.
•
Our pro-forma* Adjusted EBITDA margin was 46% and 43%, respectively, for the six months ended June 30, 2009 and
2008.
*  Pro-forma financial information in this presentation assumes that Invitel Holdings A/S, Invitel, Tele2 Hungary and Memorex had been combined as of the beginning of the applicable period. The unaudited pro-forma financial information has not been prepared in accordance with Article 11 of Regulation S-X.
** Pro-forma Adjusted EBITDA is a non-GAAP financial measure. See the reconciliation on slides 8-11.
Highlights for the period  ended June 30, 2009

In 2006 Hungary kept running the largest budget (around 10% of GDP) and current account deficit in the EU. From
2006 the government made several steps to decrease the gap to meet the Maastricht criteria.
Budget deficit for year 2008 was HUF 914.8 billion (3.4% of GDP) representing a significant improvement from 2006.
The inflation currently is 3.7% (Yr/Yr), the mid-term inflation target is 3%.
GDP growth rate was -6,1% in Q1 2009 (Yr/Yr) and is expected to be -6.7% for the full year.
The HUF broke the level of 300 HUF/EUR on February 3, 2009, and reached its historic low of 316.92 HUF/EUR on
March 6, 2009. From that point it strengthened and currently trades at an exchange rate of 265-270 HUF/EUR.
On October 22, 2008 the National Bank of Hungary (”NBH”) increased the base rate to 11.5% to defend the forint.
The NBH lowered the rate in four 50-basis-point steps to 9.50% since late November and lowered the rate by 100 basis-points to 8.50% at the end of July. Analysts forecast the base rate to be cut by a further 100 basis-points within twelve months.
The rate of unemployment in Hungary at the end of the second quarter of 2009 was 9.6% compared to 7.8% at the end of 2008.
Macroeconomic background

30 June, 2008 = 100%

150 %
145 %
140 %
135 %
130 %
125 %
120 %
115 %
110 %
105 %
100 %
95 %
CZK
HUF
PLN

31 March, 2009 = 100%

100%
98%
96%
94%
92%
90%
88%
86%
2009.03.31
2009.04.07
2009.04.14
2009.04.21
2009.04.28
2009.05.05
2009.05.12
2009.05.19
2009.05.26
2009.06.02
2009.06.09
2009.06.16
2009.06.23
2009.06.30
CZK
HUF
PLN

invitel Holdings A/S

6 Performance of regional currencies against EUR

Fixed, Mobile and Internet Penetration in Hungary
Source: NHH
2002
2001
2003 2004
2005 2006 Western
Europe
2007
2008
2009Q2
42%
75%
73%
71% 71%
69%
66% 64%
63%
62%
75%
68%
49%
77%
83%
91%
99%
110%
122%
119%
113%
1%
2%
5%
10%
15%
25%
34%
40%
54%
0%
20%
40%
60%
80%
100%
120%
Fixed-line (per household) Mobile (of population) Broadband Internet (per household) ADSL Cable

(*)    Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA.
(**)   EBITDA and Adjusted EBITDA are non-GAAP financial measures. See the reconciliation from EBITDA to Net income on the next slide.
(***)  EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue.
Pro Forma Financial Statements
for the quarter ended June 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
Revenue 23 349 23 560 (211) (1%) 81 698 94 927 (13 229) (14%)
Segment Cost of Sales (5 792) (6 603) 811 12% (20 263) (26 662) 6 399 24%
Segment Gross Margin 17 557 16 957 600 4% 61 435 68 265 (6 830) (10%)
Gross Margin % 75% 72% 75% 72%
(6 721) (6 557) (164) (3%) (23 502) (26 231) 2 729 10%
Adjusted EBITDA** 10 836 10 400 436 4% 37 933 42 034 (4 101) (10%)
Adjusted EBITDA Margin %*** 46% 44% 46% 44%
Cost of integration and restructuring (556) (896) 340 38% (1 944) (3 880) 1 936 50%
Due diligence expense 1 (102) 103 101% (2) (414) 412 100%
Vacation accrual (229) (97) (132) (136%) (792) (394) (398) (101%)
Turkey start up expense (83) (114) 31 27% (285) (469) 184 39%
Redomiciliation - - - n/a 6 - 6 n/a
Legal provision (343) (133) (210) (158%) (1 176) (525) (651) (124%)
SEC related cost and other one-off items (493) (312) (181) (58%) (1 725) (1 919) 194 10%
EBITDA** 9 133 8 746 387 4% 32 015 34 433 (2 418) (7%)
EBITDA Margin %*** 39% 37% 39% 37%
For the quarter
ended June 30,
(in thousands of EUR)
Adjusted Operating expenses*
(in millions of HUF)
For the quarter
ended June 30,
The average HUF/EUR  exchange rates were 248.04 HUF/EUR in Q2 2008 and 285.93 HUF/EUR in Q2 2009.

The average HUF/EUR exchange rates were 248.04 HUF/EUR in Q2 2008 and 285.93 HUF/EUR in Q2 2009.
(*)   EBITDA is a non-GAAP financial measure.
(**)  EBITDA Margin % is EBITDA as a percentage of revenue.
Pro Forma Financial Statements
for the quarter ended June 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
EBITDA* 9 133 8 746 387 4% 32 015 34 433 (2 418) (7%)
EBITDA Margin %** 39% 37% 39% 37%
Depreciation and amortization (5 200) (5 227) 27 1% (18 241) (20 660) 2 419 12%
Financing expenses, net (4 987) (5 072) 85 2% (17 613) (20 088) 2 475 12%
Foreign exchange gains (losses), net 9 935 7 962 1 973 25% 33 542 31 153 2 389 8%
Gains (losses) on derivatives (2 789) (11 278) 8 489 75% (9 590) (44 021) 34 431 78%
Taxes on net income (999) 331 (1 330) (402%) (3 362) 990 (4 352) (440%)
Convertible Pref Stock Dividends -              (4) 4 100% -              (17) 17 100%
Minority interest (1) 1 (2) (200%) (6) 2 (8) (400%)
Net profit / (loss) for the period 5 092 (4 541) 9 633 212% 16 745 (18 208) 34 953 192%
Net profit / (loss) for the period in % 21% n/a 21% n/a
For the quarter
ended June 30,
(in thousands of EUR) (in millions of HUF)
For the quarter
ended June 30,

Pro Forma Financial Statements
for the period ended June 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
Revenue 46 993 48 090 (1 097) (2%) 162 050 189 546 (27 496) (15%)
Segment Cost of Sales (11 895) (13 734) 1 839 13% (40 981) (54 133) 13 152 24%
Segment Gross Margin 35 098 34 356 742 2% 121 069 135 413 (14 344) (11%)
Gross Margin % 75% 71% 75% 71%
(13 556) (13 628) 72 1% (46 707) (53 716) 7 009 13%
Adjusted EBITDA** 21 542 20 728 814 4% 74 362 81 697 (7 335) (9%)
Adjusted EBITDA Margin %*** 46% 43% 46% 43%
Cost of integration and restructuring (889) (1 966) 1 077 55% (3 074) (7 750) 4 676 60%
Due diligence expense (60) (215) 155 72% (208) (849) 641 76%
Vacation accrual (297) (205) (92) (45%) (1 023) (808) (215) (27%)
Turkey start up expense (83) (314) 231 74% (285) (1 239) 954 77%
Redomiciliation (451) -               (451) n/a (1 497) -               (1 497) n/a
Legal provision (200) (133) (67) (50%) (690) (525) (165) (31%)
SEC related cost and other one-off items (971) (525) (446) (85%) (3 350) (2 069) (1 281) (62%)
EBITDA** 18 591 17 370 1 221 7% 64 235 68 457 (4 222) (6%)
EBITDA Margin %*** 40% 36% 40% 36%
Adjusted Operating expenses*
(in millions of HUF)
For the period
ended June 30,
For the period
ended June 30,
(in thousands of EUR)
The average HUF/EUR  exchange rates  were 253.71 HUF/EUR  in YTD Q2 2008 and 290.25 HUF/EUR  in YTD Q2 2009.
(*)     Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA.
(**)   EBITDA and Adjusted EBITDA are non-GAAP financial measures. See the reconciliation from EBITDA to Net income on the next slide.
(***)  EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue.

The average HUF/EUR exchange rates were 253.71 HUF/EUR in YTD Q2 2008 and 290.25 HUF/EUR in YTD Q2 2009.
(*)   EBITDA is a non-GAAP financial measure.
(**)  EBITDA Margin % is EBITDA as a percentage of revenue.
Pro Forma Financial Statements
for the period ended June 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
EBITDA* 18 591 17 370 1 221 7% 64 235 68 457 (4 222) (6%)
EBITDA Margin %** 40% 36% 40% 36%
Depreciation and amortization (10 473) (10 171) (302) (3%) (36 226) (40 088) 3 862 10%
Financing expenses, net (13 474) (10 336) (3 138) (30%) (46 433) (40 737) (5 696) (14%)
Foreign exchange gains (losses), net (4 734) 5 284 (10 018) (190%) (16 253) 20 825 (37 078) (178%)
Gains (losses) on derivatives (2 358) (6 239) 3 881 62% (8 126) (24 590) 16 464 67%
Taxes on net income 558 (744) 1 302 175% 1 926 (2 928) 4 854 166%
Convertible Pref Stock Dividends -              (9) 9 100% -              (34) 34 100%
Minority interest 2 -              2 n/a 5 (2) 7 350%
Net profit / (loss) for the period (11 888) (4 845) (7 043) (145%) (40 872) (19 097) (21 775) (114%)
Net profit / (loss) for the period in % n/a n/a n/a n/a
(in millions of HUF)
For the period
ended June 30,
For the period
ended June 30,
(in thousands of EUR)

•
Mass Market Voice: the decrease in Mass Market Voice gross margin is firstly a result of a decline in ”in historical concession area” gross margin (14% or HUF 1,179 million Yr/Yr) due to 6% net line churn and to customer migration to lower cost packages. Secondly it is due to a higher rate of decline in ”out of concession area” gross margin (25% or HUF 699 million
Yr/Yr) due to 31% reduction in CS/CPS customers driven in part by reduced strategic focus on low value/margin out of concession CS/CPS voice customers.
•
Mass Market Internet: the Mass Market Internet business has been affected by a dramatic slow down in the overall fixed broadband market in Hungary. Invitel continues to grow its customer base (8% increase in historical concession areas and 6%
increase outside historical concession areas Yr/Yr), however, this is offset by a similar percentage decrease in ARPU.
•
Business: the decline in Business gross margin is almost entirely due to the price erosion on the successful renewal of contracts with a very large customer from January 1, 2009. Excluding this, the Business segment is flat Yr/Yr in spite of the negative recessionary effect.
•
Wholesale: the growth in the Wholesale segment is the result of the continued increasing demand for capacity across the region. The HUF/EUR exchange rate difference accounts for approximately HUF 1.1 billion of the wholesale gross margin change Yr/Yr.
Pro Forma Segment Gross Margin
for the quarter and period ended June 30, 2008
(in millions of HUF) Change Change
2009 2008%
Mass Market Voice 9 333 11 212 (1 879) (17%)
Mass Market Internet 3 835 3 872 (37) (1%)
Business 9 108 9 518 (410) (4%)
Wholesale Voice 681 549 132 24%
Wholesale Data 12 141 9 205 2 936 32%
Total Segment Gross Margin 35 098 34 356 742 2%
For the period
ended June 30, Change Change
2009 2008%
4 610 5 525 (915) (17%)
1 901 1 957 (56) (3%)
4 410 4 636 (226) (5%)
359 268 91 34%
6 277 4 571 1 706 37%
17 557 16 957 600 4%
For the quarter
ended June 30,

Pro Forma Capital Expenditure
for the period ended June 30, 2009
Change Change Change Change
2009 2008% 2009 2008%
Retail variable CAPEX 2 430 2 551 (121) (5%) 1 062 1 313 (251) (19%)
WS variable CAPEX 1 026 710 316 45% 668 535 133 25%
Sales comission 620 950 (330) (35%) 315 476 (161) (34%)
Variable Capex 4 076 4 211 (135) (3%) 2 045 2 324 (279) (12%)
Fixed Telco Capex 691 910 (219) (24%) 241 612 (371) (61%)
Telco Capex 4 767 5 121 (354) (7%) 2 286 2 936 (650) (22%)
IT Capex 599 863 (264) (31%) 225 475 (250) (53%)
Miscapex 23 151 (128) (85%) 19 79 (60) (76%)
Capitalised OPEX 602 511 91 18% 308 224 84 38%
TOTAL CAPEX without ex - Memorex 5 991 6 646 (655) (10%) 2 838 3 714 (876) (24%)
ex - Memorex CAPEX 683 4 699 (4 016) (85%) 308 2 001 (1 693) (85%)
TOTAL CAPEX with ex - Memorex 6 674 11 345 (4 671) (41%) 3 146 5 715 (2 569) (45%)
(in millions of HUF)
30 June
(in millions of HUF)
For the period ended                   For the quarter ended
30 June

14 Rob Bowker Chief Financial Officer

Pro-Forma Financial Information
(1) Third party debt (including non cash-pay
debt) includes short and long term debt, the
2006 PIK Notes and the TDC PIK Loan, but
excludes liabilities relating to derivative
financial instruments and capital leases.
(2) Cash pay third party debt equals third party
debt excluding the 2006 PIK Notes
and the
TDC PIK Loan.
(3) Annualized Pro
Forma Adjusted EBITDA is
calculated by multiplying Pro
Forma Adjusted
EBITDA for the period ended
June
30,
2009
by 2. See slides
8 -
11 for a reconciliation of
Pro
Forma
Adjusted EBITDA to Pro
Forma
Net Income.
(4) Cash interest expense is interest expense on
the Senior Credit Facilities, the 2004 Notes,
the 2007 Notes, the Bridge Loan and the
Memorex loans.
(5) Net third party debt equals third party debt
less cash and cash equivalents.
(6) Cash pay net third party debt equals cash-
pay third party debt less cash and cash
equivalents.
Pro Forma Financial Information
for the period ended June 30, 2009
Annualized adjusted EBITDA and cash interest expense was calculated by using an exchange rate of 290.25 HUF / EUR.
(in thousands of EUR) Q2 2009
Balance Sheet Data (at period end):
Cash and cash equivalents 17 764
Third party debt (1) 743 430
Cash pay third party debt (2) 540 092
Other Pro-forma Financial Data:
Annualized Adjusted EBITDA (3) 148 724
Cash interest expense (4) 43 321
Net third party debt (5) 725 666
Cash pay net third party debt (6) 522 328
Ratio of Adjusted EBITDA to cash interest expense 3.4x
Ratio of net third party debt to Adjusted EBITDA 4.9x
Ratio of cash pay net third party debt to Adjusted EBITDA 3.5x

Annualized Cash Interest Expense
(in thousands of EUR)
Notional
Amount
Maturity date Contractual
interest rate
@ 2009/06/30
(1)
2007 Notes 200 000 Feb 1, 2013 4,37% 5,33% 10 660
2004 Notes, net of bond discount
(2)
141 271 Aug 15, 2012 10,75% N/A 15 265
Bridge Loan 32 000 Mar 31, 2012 13,53% 14,09% 4 509
Yapi Loan
(2)
8 735 Nov 30, 2013 3,49% N/A 305
Preps 1 Loan
(2)
8 000 Aug 4, 2012 7,55% N/A 604
Preps 2 Loan
(2)
3 000 Aug 4, 2012 7,90% N/A 237
Amended Facilities Agr. HUF tranche 49 149 Jun 30, 2011 13,15% N/A 6 463
Amended Facilities Agr. EUR tranche 97 937 Jun 30, 2011 5,03% 5,39% 5 278
Total cash-pay third party debt 540 092 43 321
2006 PIK Note, net of bond discount
(2)
169 203 Apr 15, 2013 9,69% N/A 16 458
TDC Loan
(2)
34 135 Mar 31, 2013 21,90% N/A 7 475
Total third party debt 743 430 67 254
Calculated
annualized
interest
expense
(1) Interest rate fixing effective as of 30 June 2009
(2) Not hedged
Effective
interest rate
as a result of
hedging

Hedging
•
Invitel is required to hedge at least 2/3 of its foreign exchange debt service cash-flow due in the next 2 years. Senior banks granted a 3 month grace period to build up the hedging portfolio.
•
Since the refinancing we have bought EUR 92.5 million of foreign exchange forward contracts. The average forward rate of the foreign exchange forward contracts is 297.9 HUF/EUR. Our euro denominated debt service due in the next 2 years is 76.8% hedged by fx forward contracts and our existing euro denominated cash position.
•
Similar to the foreign exchange rate hedging requirement interest rate is also to be hedged. We have now fully hedged the interest rate exposure all of our floating interest bearing instruments as follows:
•
2007 Notes until 1 November 2012, fixed interest: 2.33% (plus an interest margin of 3.0%)
•
Amended Senior Facilities until 31 December 2011, fixed interest: 1.89% (plus an interest margin of 3.5%)
•
New Bridge Loan until 31 December 2012, fixed interest: 2.09% (plus an interest margin of 12.0%)

Hedge Summary
in thEUR
Principal
Interest
(1) Total
Total
(2) % debt service Calculated
hedged
(3)
swap points
(4)
08/01/2009 2 665 2 665 2 400 90,1% 0,92
08/15/2009 7 633 7 633 7 633 97,4% 1,95
09/30/2009 5 155 2 516 7 671 10 070 111,9% 3,82
11/01/2009 2 665 2 665 2 350 108,8% 5,61
12/31/2009 8 763 2 447 11 210 11 048 105,2% 9,19
02/01/2010 2 665 2 665 2 350 103,9% 10,90
02/15/2010 7 633 7 633 7 633 103,2% 12,70
03/31/2010 8 763 2 329 11 092 10 325 101,1% 14,50
05/01/2010 2 665 2 665 2 665 101,0% 16,26
06/30/2010 9 794 2 211 12 005 13 313 102,8% 19,81
08/01/2010 2 665 2 665 2 600 102,6% 21,61
08/15/2010 7 633 7 633 7 633 102,3% 22,83
09/30/2010 10 309 2 079 12 388 3 288 92,0% 24,04
11/01/2010 2 665 2 665 89,3% 25,26
12/31/2010 10 309 1 940 12 249 3 575 82,4% 27,68
02/01/2011 2 665 2 665 80,3% 28,90
02/15/2011 7 633 7 633 75,0% 30,11
03/31/2011 10 825 1 801 12 626 3 541 70,4% 31,32
05/01/2011 2 665 2 665 69,0% 32,54
06/30/2011 10 825 1 655 12 480 2 078 64,4% 34,97
Total 74 743 68 830 143 573 92 502
(1)
Based on effective interest rate as a result of hedging
(2)
Average FX rate of hedges: 297,93 EUR/HUF
(3)
Cumulative percentage
(4)
As of 17 July, 2009
(5)
As of 17 July, 2009 the EUR Cash position is € 17,7 million, therefor the cummulative hedge position is 76,8%
Hedges Debt service

Repayment of Debt
(1)  Repayment of 2006 PIK Note and TDC Loan contains capitalized interest.
(2)  Repayment of Amended Facilities Agreement HUF tranche is calculated on the original 300 HUF/EUR exchange rate.
(in millions of EUR)
Amended
Facilities Agr.
HUF tranche
Amended
Facilities Agr.
EUR tranche
Bridge
Loan
2004
Notes
2007
Notes
Memorex
Austria
Preps
Loans
Memorex
Turkey
Yapi
Loan
2006
PIK Note TDC loan
Total debt
service
2009 6,3 13,9 1,0 21,2
2010 17,8 39,2 2,0 59,0
2011 20,4 44,8 2,0 67,2
2012 32,0 142,0 11,0 2,0 187,0
2013 200,0 1,8 241,2 74,4 517,4
2014 0,0 0,0
44,5 97,9 32,0 142,0 200,0 11,0 8,8 241,2 74,4 851,8

Cash Flow Statement
for the period ended June 30, 2009
(in thousands of EUR)
2009 2008 2009 2008
Net cash provided by operating activities exluding interest paid 28 151 34 763 52 884 72 341
Acquisition of tangible and intangible assets, net (13 980) (20 492) (36 151) (33 505)
Acquisition of subsidiaries, net of cash acquired - - - (32 481)
Net cash used in investing activities (13 980) (20 492) (36 151) (65 986)
Cash flow available for debt service 14 171 14 271 16 733 6 355
Repayments of long-term debt (8 235) (6 986) (190 368) (58 840)
Proceeds from new long-term borrowings - - 182 000 110 000
Proceeds from parent company borrowings - - 34 135 -
Interest paid (6 357) (12 889) (22 797) (36 711)
Refinancing costs paid (926) 80 (13 559) (4 912)
Settlement of derivative financial instruments (816) (3 204) (14 184) (8 425)
Principal payments under capital lease obligations (1 403) (1 300) (2 794) (1 778)
Net cash used in financing activities (17 737) (24 299) (27 567) (666)
Cash flow after debt service (3 566) (10 028) (10 834) 5 689
Cash and cash equivalents at beginning of period 21 330 29 954 28 598 14 237
Cash and cash equivalents at end of period 17 764 19 926 17 764 19 926
Net increase in cash and cash equivalents (3 566) (10 028) (10 834) 5 689
For the period
ended June 30,
For the quarter
ended June 30,

2008.12.31
2009.01.07
2009.01.14
2009.01.21
2009.01.28
2009.02.04
2009.02.11
2009.02.18
2009.02.25
2009.03.04
2009.03.11
2009.03.18
2009.03.25
2009.04.01
2009.04.08
2009.04.15
2009.04.22
2009.04.29
2009.05.06
2009.05.13
2009.05.20
2009.05.27
2009.06.03
2009.06.10
2009.06.17
2009.06.24
2009.07.01
2009.07.08
2009.07.15

invitel Holdings A/S

Historical performance of HUF against EUR
HUF / EUR Jan - June 2009
260,00
265,00
270,00
275,00
280,00
285,00
290,00
295,00
300,00
305,00
310,00
315,00
320,00
9,00%
9,25%
9,50%
9,75%
10,00%
10,25%
10,50%
10,75%
11,00%
HUF/EUR NBH rate hike NBH rate cut ECB rate cut FED rate cut Hedge close 3m BUBOR
03.21:
Hungarian PM
anounced his
resignation
03.02: Hungary
is downgraded
by Fitch
03.04: Joint
statement of
CEBS, Hungary
left out
03.30:
Hungary is
downgraded
by S&P
03.31:
Hungary is
downgraded
by Moody's
03.04: Hungarian
PM's announcement
on joint rescue
package to CE banks
06.23: IMF's
2nd review
issued
05.22: Tax
reform details
announced
05.14: Special
report of Fitch on
external
financing risks
04.21: New
government
established, crisis
management program
presented
04.14: New
Hungarian PM
voted

Non-GAAP Financial Measures
Invitel Holdings A/S has included certain non-GAAP financial measures, including Pro-forma Adjusted EBITDA (for Invitel
Holdings A/S, Invitel, Invitel Telecom and Invitel International, together the ”Company”), in this presentation. Reconciliations of the differences between Adjusted EBITDA for the Company and the most directly comparable financial measure calculated and presented in accordance with GAAP is included in this presentation on a pro-forma basis. The non-GAAP financial measures presented are by definition not a measure of financial performance or financial condition under generally accepted accounting principles and are not alternatives to operating income or net income/loss reflected in the statement of operations and are not necessarily indicative of cash available to fund all cash flow needs. These non-GAAP financial measures used by Invitel
Holdings A/S may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures for various purposes including: measuring and evaluating the Company’s financial and operational performance and its financial condition; making compensation decisions; planning and budgeting decisions; and financial planning purposes. Invitel Holdings A/S believes that presentation of these non-GAAP financial measures is useful to investors because it (i) reflects management’s view of core operations and cash flow generation and financial condition upon which management bases financial, operational, compensation and planning decisions and (ii) presents a measurement that equity and debt investors and lending banks have indicated to management is important in assessing Invitel Holdings A/S's financial performance and financial condition. While Invitel Holdings A/S utilizes these non-GAAP financial measures in managing its business and believes that they are useful to management and to investors for the reasons described above, these non-GAAP financial measures have certain shortcomings. In particular, these EBITDA measurements do not take into account changes in working capital and financial statement items below income from operations, and the resultant effect of these items on Invitel
Holdings A/S's cash flow. Management compensates for the shortcomings of these measures by utilizing them in conjunction with their comparable GAAP financial measures. The information in this presentation should be read in conjunction with the financial statements and footnotes contained in Invitel Holdings A/S's documents filed with the U.S. Securities and Exchange
Commission.
Appendix